Exhibit 99.1

US GreenFiber, LLC

Consolidated Financial Statements

January 1, 2011, December 26, 2009 and December 27, 2008

US GreenFiber, LLC

Index

January 1, 2011, December 26, 2009 and December 27, 2008

Page(s)

Report of Independent Auditors	1

Consolidated Financial Statements

Balance Sheets	2

Statements of Operations and Members’ Equity	3

Statements of Cash Flows	4

Notes to Financial Statements	5–15

Report of Independent Auditors

To the Board of Managers
US GreenFiber, LLC

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and members’ equity and of cash flows present fairly, in all material respects, the financial position of US GreenFiber, LLC and its subsidiaries (the “Company”) at January 1, 2011 and December 26, 2009 and the results of their operations and their cash flows for the each of the three years in the period ended January 1, 2011, in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Charlotte, North Carolina
June 2, 2011

US GreenFiber, LLC

Consolidated Balance Sheets

January 1, 2011, and December 26, 2009

	2010	2009

Assets
Current assets
Cash	$43,863	$1,405,437
Accounts receivable, less allowance for doubtful accounts of $362,911 and $285,305 in 2010 and 2009, respectively	15,812,168	16,161,060
Prepaids and other assets	1,482,173	975,196
Futures contracts	785,000	—
Inventories	5,240,585	5,901,819
Deferred tax asset	63,903	59,435
Total current assets	23,427,692	24,502,947
Property, plant and equipment, net	38,675,869	45,213,645
Goodwill	10,180,421	10,180,421
Intangible assets, net	2,916,543	3,205,903
Deferred financing costs, net	200,046	295,151
Total assets	$75,400,571	$83,398,067

Liabilities and Members’ Equity
Current liabilities
Accounts payable	$6,419,465	$6,796,633
Accrued liabilities	5,794,996	7,754,409
Customer deposit	—	1,394,025
Futures contracts	—	196,000
Current portion of capital lease obligation	367,364	251,104
Current portion of long-term debt	2,000,000	2,000,000
Total current liabilities	14,581,825	18,392,171
Capital lease obligation	567,683	451,093
Other liabilities	396,517	365,777
Deferred tax liability	941,565	769,860
Long-term debt	9,831,062	7,862,333
Total liabilities	26,318,652	27,841,234
Commitments and contingencies
Members’ equity	49,081,919	55,556,833
Total liabilities and members’ equity	$75,400,571	$83,398,067

The accompanying notes are an integral part of these consolidated financial statements.

US GreenFiber, LLC

Consolidated Statements of Operations and Members’ Equity

Years Ended January 1, 2011, December 26, 2009 and December 27, 2008

	2010	2009	2008

Sales	$80,942,670	$99,039,503	$126,138,803
Cost of sales	70,983,769	80,151,937	108,645,690
Gross profit	9,958,901	18,887,566	17,493,113
Selling, general and administrative expenses	16,830,876	19,892,459	23,031,208
Loss from operations	(6,871,975)	(1,004,893)	(5,538,095)
Interest expense, net	(485,557)	(1,427,539)	(1,305,280)
Other income (expense), net	126,520	(111,087)	(119,320)
Loss before income taxes	(7,231,012)	(2,543,519)	(6,962,695)
Income tax benefit (provision)	(224,902)	(406,925)	47,260
Net loss	(7,455,914)	(2,950,444)	(6,915,435)
Other comprehensive income (expense)	981,000	3,975,000	(5,776,000)
Comprehensive income (loss)	(6,474,914)	1,024,556	(12,691,435)
Members’ equity
Beginning of year	55,556,833	54,532,277	62,223,712
Contributions	—	—	5,000,000
End of year	$49,081,919	$55,556,833	$54,532,277

The accompanying notes are an integral part of these consolidated financial statements.

US GreenFiber, LLC

Consolidated Statements of Cash Flows

Years Ended January 1, 2011, December 26, 2009 and December 27, 2008

	2010	2009	2008

Cash flows from operating activities
Net loss	$(7,455,914)	$(2,950,444)	$(6,915,435)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities
Depreciation	8,960,483	9,906,578	10,027,722
Amortization	327,101	328,394	327,963
Amortization of deferred financing costs	103,805	272,339	79,947
Deferred taxes	167,237	110,833	(114,334)
Gain on disposal of assets	(126,520)	(34,979)	(168,049)
Provision for accounts receivable	77,606	135,305	—
Changes in operating assets and liabilities
Accounts receivable	271,286	3,048,545	1,324,131
Inventories	661,234	2,556,598	518,644
Accounts payable	(377,168)	(1,227,477)	(3,006,658)
Accrued expenses	(1,928,673)	138,581	(2,177,601)
Other assets	(506,977)	543,289	643,552
Other liabilities	(1,394,025)	1,145,605	102,852
Net cash (used in) provided by operating activities	(1,220,525)	13,973,167	642,734

Cash flows from investing activities
Purchases of property, plant and equipment	(1,894,756)	(2,307,621)	(7,387,434)
Purchases of intangible assets	(37,741)	(45,215)	(79,455)
Proceeds from sale of property and equipment	178,567	211,928	261,122
Net cash used in investing activities	(1,753,930)	(2,140,908)	(7,205,767)

Cash flows from financing activities
Line of credit borrowings	3,997,000	29,000	17,777,856
Line of credit payments	(29,000)	(17,777,856)	(13,405,900)
Loan borrowings	—	10,000,000	2,000,000
Loan payments	(1,999,271)	(2,166,667)	(4,113,643)
Repayments on capital lease obligations	(347,148)	(315,631)	(338,604)
Debt issuance costs	(8,700)	(210,000)	(437,438)
Member contributions	—	—	5,000,000
Net cash provided (used in) by financing activities	1,612,881	(10,441,154)	6,482,271
Net (decrease) increase in cash	(1,361,574)	1,388,135	(80,762)

Cash
Beginning of year	1,405,437	17,302	98,064
End of year	$43,863	$1,405,437	$17,302

Supplemental disclosure of cash flow information
Cash paid during the year for interest	$465,794	$1,158,368	$1,239,747
Cash paid (refunds received) for income taxes	66,143	261,656	(173,000)

Supplemental schedule of noncash investing transactions
Purchase of equipment under capital leases	579,998	59,554	747,761
Assets acquired through accounts payable	—	77,951	—

The accompanying notes are an integral part of these consolidated financial statements.

US GreenFiber, LLC

Notes to Consolidated Financial Statements

January 1, 2011, December 26, 2009 and December 27, 2008

1.                            Summary of Significant Accounting Policies and Description of the Business

Description of the Business

US GreenFiber, LLC (the “Company”) was incorporated in July 2000 under the state laws of Delaware.  The Company is an equally-owned joint venture formed by Louisiana-Pacific (“LP”) and Casella Waste Systems, Inc. (“Casella”) whereby each contributed certain cellulose manufacturing operations to the joint venture.

The Company, based in Charlotte, North Carolina, manufactures and supplies cellulose insulation nation-wide to contractors, manufactured home builders and home improvement retailers.  The Company has manufacturing facilities located in Albany, New York, Atlanta, Georgia; Charlotte, North Carolina; Delphos, Ohio; East St. Louis, Illinois; Elkwood, Virginia; Norfolk, Nebraska; Phoenix, Arizona; Sacramento, California; Salt Lake City, Utah; Tampa, Florida and Waco, Texas.

Under the terms of the joint venture agreement (the “Agreement”), net profits and losses are to be allocated first to each member based on their respective Adjusted Capital Account and secondly, in accordance with their Percentage Interests, as defined in the Agreement.

Principles of Consolidation

The consolidated financial statements include the accounts of US GreenFiber, LLC and its wholly owned subsidiaries, GreenFiber Albany, Inc. and GreenFiber Salt Lake City, Inc.  All significant intercompany accounts and transactions have been eliminated.

Inventories

Inventories consist primarily of raw material (recycled newspaper) and finished goods (cellulose insulation) and are valued at the lower of average cost or market.

As of January 1, 2011, the Company had entered into eight raw material contracts with various suppliers in order to mitigate supply risk on recovered paper.  These contracts, with various expiration dates through June 30, 2019, require the Company to purchase approximately 2,700 short tons of raw material per month at various prices.

The Company uses commodity futures contracts to manage price exposures on anticipated purchases of raw material (Note 5).

Property, Plant and Equipment

Property, plant and equipment is recorded at cost.  Expenditures for maintenance, repairs and minor renewals are expensed as incurred.  Depreciation is computed on the straight-line method over the estimated useful lives of assets as follows:

Estimated
Asset Classification	Useful Lives

Buildings and improvements	15–20 years
Furniture and fixtures	3–10 years
Machinery and equipment	1–13 years
Trucks and trailers	4–8 years

US GreenFiber, LLC

Notes to Consolidated Financial Statements

January 1, 2011, December 26, 2009 and December 27, 2008

When assets are sold or retired, the related cost and accumulated depreciation and amortization are removed from the respective accounts and any resulting gain or loss is included in the determination of income.

During 2008, the Company temporarily halted manufacturing at the Elkwood facility.  In the first quarter of 2009, the Company temporarily halted the manufacturing at the Sacramento, East St. Louis and Atlanta plants due to the slowdown in the economy.  The Company has long term building leases at these locations and plans to resume production when business activity increases to an acceptable level.  Ongoing maintenance and upkeep of facilities and equipment continues at these locations in anticipation of eventual reopening.  Depreciation of equipment continues during the shutdown period.

The Company reviews for impairment including idle assets, the carrying value of property, plant and equipment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition.  In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets.  Management concluded that no impairment charges are required for 2010, 2009, and 2008.

Intangible Assets

Intangible assets subject to amortization total $2,916,543 and $3,205,903 at January 1, 2011 and December 26, 2009, respectively, and consist principally of patents, noncompete agreements and customer lists, which are amortized on a straight-line method over useful lives ranging from 5 to 20 years.  The Company evaluates the recoverability of intangible assets when events or circumstances indicate a possible inability to recover carrying amounts.  Such evaluation is based on various analyses, including cash flows and profitability projections.  These analyses necessarily involve management judgment.  No impairment charges were recorded in 2010, 2009 or 2008.  Amortization of intangible assets charged to operations amounted to approximately $327,000 for 2010, $328,000 for 2009 and $328,000 for 2008.  Estimated amortization expense for each of the next five years is as follows:

2011	$269,000
2012	265,000
2013	265,000
2014	265,000
2015	265,000

Goodwill

Goodwill consists of the excess of purchase price over the fair value of the tangible and intangible assets primarily acquired in purchase business combinations in 2006 and 2005.  Goodwill totaled approximately $10,180,000 at January 1, 2011 and December 26, 2009.  The Company evaluates the recoverability of goodwill on an annual basis (during fourth quarter), or when events or circumstances indicate a possible inability to recover carrying amounts.  Such evaluation is based on the estimated fair value of goodwill using various analyses, such as discounted cash flows and peer industry data.  These analyses necessarily involve management judgment.  No impairment charges were recorded in 2010, 2009 or 2008.

US GreenFiber, LLC

Notes to Consolidated Financial Statements

January 1, 2011, December 26, 2009 and December 27, 2008

Debt Financing Costs

Debt financing costs that are capitalized are amortized using the effective interest method over the estimated term of the related debt.  During 2010, the company capitalized debt financing costs associated with the Company’s current credit agreements totaled approximately $8,700.

Income Taxes

The Company is a limited liability company.  All income, losses, tax credits and deductions are allocated to the Company’s members and reported on the income tax return of each member.  The Company’s GreenFiber Albany, Inc. subsidiary and GreenFiber Salt Lake City, Inc. subsidiary are taxed as corporations.  Accordingly, a provision for income taxes is recognized in the 2010, 2009 and 2008 consolidated statements of operation.

Beginning with the 2009 annual financial statements, the Company is required to recognize a tax benefit from an uncertain tax position only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority’s widely understood administrative practices and precedents.  If this threshold is met, the Company measures the tax benefits as the largest amount of benefit that is greater than fifty percent likely of being realized upon settlement.  There was no effect on the Company’s financial statements upon adoption of this new accounting rule.

Concentration of Credit Risk

The Company maintains its cash in bank accounts that at times exceed federally insured limits.  Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and trade receivables.  The Company’s accounts receivable are derived from revenue earned from customers located in the United States.  The Company performs ongoing credit evaluations of its customers and maintains an allowance for doubtful accounts receivable based upon the expected collectability of accounts receivable.

For the years ended January 1, 2011, December 26, 2009 and December 27, 2008 approximately 70%, 58% and 55%, respectively, of sales were to six customers.  As of January 1, 2011 and December 26, 2009, 62% and 45% of accounts receivable were from these six customers, respectively.

Book Overdraft

Under the Company’s cash management system, checks that have been issued that have not cleared the bank account frequently result in overdraft balances for accounting purposes and are classified as accounts payable in the consolidated balance sheets.  The total amount of outstanding checks included in accounts payable is $1,731,712 and $1,439,540 at January 1, 2011 and December 26, 2009, respectively.

Revenue Recognition

Revenue is recognized at the time goods are shipped and title has transferred to the customer.  The Company provides sales incentives in the form of rebates to certain customers.  The rebates are presented as a reduction of sales in the consolidated statements of operations and members’ equity.

US GreenFiber, LLC

Notes to Consolidated Financial Statements

January 1, 2011, December 26, 2009 and December 27, 2008

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S.GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Subsequent Events

The Company evaluated transactions occurring after January 1, 2011 in accordance with ASC Topic 855, Subsequent Events, through June 2, 2011, which is the date the financial statements were available for issuance.

2.                            Inventories

Inventories consist of the following at January 1, 2011 and December 26, 2009:

	2010	2009

Parts	$466,708	$452,237
Raw material	3,347,815	3,734,305
Finished goods	1,426,062	1,715,277
	$5,240,585	$5,901,819

3.                            Property, Plant and Equipment

Property, plant and equipment consist of the following at January 1, 2011 and December 26, 2009:

	2010	2009

Land	$330,268	$330,268
Buildings and improvements	9,143,440	8,947,550
Furniture and fixtures	1,059,676	1,059,676
Machinery and equipment	85,775,496	84,031,336
Trucks and trailers	14,209,985	14,884,291
	110,518,865	109,253,121
Less: Accumulated depreciation	(71,842,996)	(64,039,476)
	$38,675,869	$45,213,645

US GreenFiber, LLC

Notes to Consolidated Financial Statements

January 1, 2011, December 26, 2009 and December 27, 2008

4.                            Accrued Liabilities

Accrued liabilities consist of the following at January 1, 2011 and December 26, 2009:

	2010	2009

Accrued payroll, bonus and related items	$1,661,556	$2,162,680
Sales and other taxes	256,213	244,884
Customer rebate programs	2,250,370	1,857,158
Legal contingencies (Note 9)	—	2,200,000
Other	1,626,857	1,289,687
	$5,794,996	$7,754,409

5.                            Derivative Instruments

The Company actively monitors its exposure to commodity prices and uses derivative instruments to manage the impact of certain of these risks.  The Company uses derivatives only for purposes of managing risk associated with underlying exposures.  The Company does not trade or use instruments with the objective of earning financial gains on the commodity price nor does it use instruments where there are not underlying exposures.  The Company’s use of derivative financial instruments may result in short-term gains or losses and increased earnings volatility.  Complex instruments involving leverage or multipliers are not used.  Management believes that its use of derivative instruments to manage risk is in the Company’s best interest.

At the date new derivatives are entered into, the Company designates the derivative as either (1) a hedge of a recognized asset or liability or an unrecognized firm commitment (fair value hedge), or (2) a hedge of a forecasted transaction or the variability of cash flows to be received or paid in the future related to a recognized asset or liability (cash flow hedge).  Existing commodity instruments of the Company have been designated as cash flow hedges as of January 1, 2011 and December 26, 2009.  For cash flow hedges, the effective portion of the changes in the fair value of the derivative that is designated as a cash flow hedge is recorded in other comprehensive income.  When the hedged item is realized, the gain or loss included in accumulated other comprehensive income is reported on the same line in the statements of operations and members’ equity as the hedged item.  In addition, the ineffective portion of the changes in the fair value of derivatives used as cash flow hedges are immediately recognized in cost of sales.

The Company formally documents its hedge relationships, including identifying the hedging instruments and hedged items, as well as the Company’s risk management objectives and strategies for entering into the hedge relationship.  This process includes matching the hedging instrument to the underlying hedged item (forecasted transactions).  At hedge inception and at least quarterly thereafter, the Company assesses whether the derivatives used as hedges are highly effective in offsetting changes in either the fair value or cash flows of the hedged item.  If it is determined that a derivative ceases to be a highly effective hedge, the Company discontinues hedge accounting, and any gains or losses on the derivative instrument are recognized in earnings during the period it no longer qualifies as a hedge.

US GreenFiber, LLC

Notes to Consolidated Financial Statements

January 1, 2011, December 26, 2009 and December 27, 2008

The Company uses commodity contracts to manage price exposures on anticipated purchases of raw material.  Of the 163,000 tons, 174,000 tons and 263,000 tons of raw materials purchased during 2010, 2009 and 2008, respectively, approximately 87,500 tons, 60,000 tons and 60,000 tons were hedged with contracts, respectively.  The Company’s strategy is to hedge certain production requirements for various periods up to 60 months.  As of January 1, 2011 and December 26, 2009, approximately 74,000 tons and 60,000 tons or 45% and 32%, respectively, of projected production requirements for the next 12 months were hedged.

As of January 1, 2011 and December 26, 2009, the fair values of outstanding commodity contracts, based on quotes from brokers and observable market trading rates, reflected on the balance sheets as assets and (liabilities) were approximately $785,000 and ($196,000), respectively.  Realized gains of approximately $816,000, $2,670,500 and $1,103,000, respectively, are included as a component of cost of sales in the statements of operations and members’ equity for the years ended January 1, 2011, December 26, 2009 and December 27, 2008.  Unrealized gains and (losses) of approximately $981,000, $3,975,000 and $(5,776,000), respectively, are included in the financial statements as other comprehensive income in the statements of operations and members’ equity for the years ended January 1, 2011, December 26, 2009 and December 27, 2008.

6.                            Fair Value Measurements

In accordance with the authoritative guidance on fair value measurements under GAAP the Company discloses the fair value of its financial assets and liabilities in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value.  The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (level one measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements).  The guidance establishes three levels of the fair value hierarchy as follows:

Level 1

Observable inputs that reflect unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2

Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3

Unobservable inputs for the asset or liability.

As of January 1, 2011 and December 26, 2009, the fair values of the Company’s liabilities measured on a recurring basis are categorized as follows:

	2010
	Level 1	Level 2	Level 3	Total

Assets
Recycled paper hedges	$—	$785,000	$—	$785,000
Total assets at fair value	$—	$785,000	$—	$785,000

US GreenFiber, LLC

Notes to Consolidated Financial Statements

January 1, 2011, December 26, 2009 and December 27, 2008

	2009
	Level 1	Level 2	Level 3	Total

Liabilities
Recycled paper hedges	$—	$196,000	$—	$196,000
Total liabilities at fair value	$—	$196,000	$—	$196,000

Recycled paper hedges are valued based on broker quotes and observable market trading rates, and are classified within Level 2 of the fair value hierarchy.

7.                            Debt

Outstanding debt obligations as of January 1, 2011 and December 26, 2009 are as follows:

	Outstanding Balance
	2010	2009

Line of credit	$3,997,000	$29,000
Term loan	7,834,062	9,833,333
	11,831,062	9,862,333
Less: Current portion of debt	2,000,000	2,000,000
Long-term debt	$9,831,062	$7,862,333

In November 2009, the Company modified and restated the collateralized revolving line of credit (the “LOC”) with Wells Fargo Bank, N.A.  The LOC provides for borrowings up to $15 million or lesser amount as defined in the LOC agreement based on current values of certain of the Company’s assets and the amount of outstanding letters of credit issued on the Company’s behalf.  The LOC bears interest which is payable monthly at a rate of three-month LIBOR plus an applicable margin as specified in the agreement (3.05% at January 1, 2011).  At January 1, 2011, the Company had available an unused borrowing capacity under the LOC of approximately $7.3 million.  The line matures in November 2013.

Concurrent with the restated LOC agreement, the Company also entered into a new long-term loan (the “Term Loan”) with Wachovia Bank, N.A. for $10 million.  The Term Loan was collateralized by the Company’s property, plant and equipment.  The Term Loan bears interest which is payable monthly at a rate of three months LIBOR plus an applicable margin as specified in the agreement (3.05% at January 1, 2011).  The outstanding principal amount of the Term Loan shall be repaid in 35 consecutive monthly installments in amount of $ 166,666.66 and the last installment shall be in amount of the entire unpaid balance of the Term Loan (November 2013).

In April 2011, the Company modified and restated the terms of the LOC and Term Loan with Wells Fargo Bank, N.A.  Under the new modified and restated agreement, the LOC provides for borrowings up to $12.5 million or a lesser amount as defined in the agreement based on current values of certain of the Company’s assets and the amount of outstanding letters of credit issued on the Company’s behalf.  The amount outstanding under the Term Loan was unchanged as a result of the amendment.  At the date of the amendment, the outstanding balance on the Term Loan was $7,166,667 and is repayable in 19 monthly installments of $133,333, with the last installment totaling the remaining unpaid balance of the Term Loan.  Amounts outstanding under the LOC and Term Loan bear interest which is payable monthly at a rate of three month LIBOR plus an

US GreenFiber, LLC

Notes to Consolidated Financial Statements

January 1, 2011, December 26, 2009 and December 27, 2008

applicable margin as described in the agreement.  Amounts outstanding under the LOC and Term Loan are collateralized by the Company’s property, plant and equipment, accounts receivable and inventory.  Additionally, Casella and LP have each guaranteed the payment of $1,500,000 of the Company’s outstanding obligation under the LOC and Term Loan.  The maturity date of the LOC and Term Loan was revised to November 10, 2012.

The LOC and the Term Loan contain multiple financial covenants, the most restrictive of which is a monthly, cumulative EBITDA threshold.  The agreements also contain various positive and negative operating and financial reporting covenants which are customary for such debt instruments.  The Company was not in compliance with certain covenants as of September 30, 2010 or December 31, 2010, and accordingly received waivers of compliance from Wells Fargo Bank, N.A.  The Company’s continued compliance with the restated terms of the LOC and Term Loan is dependent on the Company’s ability to meet covenants that require specified levels of EBITDA (“earnings before income taxes, depreciation and amortization”) and a related fixed charge coverage ratio.  If the Company does not meet these requirements as of June 30, 2011 or September 30, 2011, the agreement with the lender provides that an equity contribution from the Company’s members of up to $1 million could be made to fund any EBITDA shortfall on a dollar-for-dollar basis in order to assist in curing any violations existing at those measurement dates.  If necessary, the Company’s members have committed to make such contributions.

Aggregate maturities of outstanding borrowings and advances are as follows:

2011	$2,000,000
2012	2,000,000
2013	7,831,062
$11,831,062

8.                            Income Taxes

Income tax (provision) benefit for the years ended December 31, 2010, December 26, 2009 and December 27, 2008 is comprised of the following:

	2010	2009	2008

Current
Federal	$—	$—	$—
State	(57,665)	(88,057)	(67,074)
Foreign	—	(208,035)	—
	(57,665)	(296,092)	(67,074)
Deferred
Federal	(158,699)	(90,709)	99,237
State	(8,538)	(20,124)	15,097
	(167,237)	(110,833)	114,334
	$(224,902)	$(406,925)	$47,260

US GreenFiber, LLC

Notes to Consolidated Financial Statements

January 1, 2011, December 26, 2009 and December 27, 2008

The components of net deferred taxes are as follows:

	2010	2009

Deferred tax assets
Inventories	$63,903	$59,435
Net operating loss carryforwards	556,754	656,898
	620,657	716,333
Deferred tax liabilities
Depreciation	(774,221)	(857,452)
Amortization	(724,098)	(569,306)
	(1,498,319)	(1,426,758)
Net deferred tax liability	$(877,662)	$(710,425)

The Company made cash payments (net of refunds) for income taxes of approximately $66,000, $262,000 and $(173,000) in 2010, 2009 and 2008, respectively.

The Company has a federal net operating loss carry forward of approximately $1,513,000 and state net operating loss carry forwards totaling approximately $850,000 at December 26, 2009 which begin to expire in 2026.

The Company filed returns for prior years under a voluntary disclosure program with the Canadian government.  As a result of those filings, the Company paid $208,035 in Canadian income taxes during 2009.  Going forward, the Company will not be required to pay Canadian income taxes due to a treaty which provides an exemption for companies without a permanent business establishment in Canada.

US GreenFiber, LLC

Notes to Consolidated Financial Statements

January 1, 2011, December 26, 2009 and December 27, 2008

9.                            Commitments and Contingencies

The Company leases property and equipment under noncancelable capital and operating lease agreements with various expiration dates through April 2019.

The following is a schedule, by year, of the future minimum payments under capital and operating leases as of January 1, 2011:

	Capital	Operating
	Leases	Leases

Year Ending
2011	$367,364	$3,013,842
2012	310,641	2,290,356
2013	186,892	2,039,896
2014	70,150	1,429,470
2015	—	1,074,653
Thereafter	—	1,788,410
Total minimum payments	935,047	$11,636,627
Less: Current portion of capital lease obligation	367,364
Long-term capital lease obligation	$567,683

Rent expense for the years ended January 1, 2010, December 26, 2009 and December 27, 2008 was approximately $4,629,000, $4,828,000 and $5,140,000, respectively.

The Company has no future capital expenditure commitments outstanding at January 1, 2011.

Other contingent liabilities with respect to product liabilities, legal proceedings and other matters arise in the normal course of business from time to time.  The Company recorded liabilities totaling $2.2 million at December 26, 2009 related to product liability claims.  These claims were settled during 2010 and the remaining accrual was reversed and recorded as a reduction of selling, general and administrative expenses in the statements of operations.  In the opinion of management, no such matters exist which, in the event of an unfavorable outcome, would have a material effect on the Company’s financial position, results of operations and cash flows.

10.                     Benefit Plans

The Company’s overall compensation and benefits program includes a nonqualified incentive bonus program for a select group of employees.  Benefits payable under this plan are calculated on the successful execution and completion of certain strategic and financial goals.  Liabilities associated with this plan totaled approximately $370,000, $980,000 and $575,000 at January 1, 2011, December 26, 2009 and December 27, 2008, respectively, and is in included in accrued liabilities.

The Company has established a long-term incentive plan (“LIP”) for certain directors and senior management designed to compensate these individuals for the creation of long-term business value.  The Company had accrued $250,000 and $0 at January 1, 2011 and December 26, 2009 , respectively, for the LIP.

US GreenFiber, LLC

Notes to Consolidated Financial Statements

January 1, 2011, December 26, 2009 and December 27, 2008

The Company has established deferred compensation awards (“stay bonus awards”) for certain senior management personnel designed to compensate these individuals for their future service to the Company through 2009.  Liabilities associated with these awards totaled $475,000 and $237,500 at December 26, 2009 and December 27, 2008, respectively.  The awards were paid out in January 2010.

Additionally, the Company sponsors a 401(k) defined contribution plan covering substantially all employees.  Each year, participants may contribute amounts up to 15% of pretax compensation.  Prior to March 2009, the Company contributed 100% of the first 3% of employee contributions and 50% of the next 2% of employee contributions.  In March 2009, the Company’s match was suspended.  Total contributions to the plan were approximately $335,000, $91,000 and $411,000 during 2010, 2009 and 2008, respectively.

11.                     Related Party Transactions

The Company, in the normal course of business, incurred various charges from LP and Casella.  These expenses, primarily for rent, shared customer rebate incentive programs, and shared personnel, for the years ended January 1, 2011, December 26, 2009 and December 27, 2008 totaled approximately $163,000, $44,000 and $106,000, respectively.

Additionally, the Company purchased raw materials (recycled newspaper) from FCR Recycling, a subsidiary of Casella, during 2010, 2009 and 2008 of approximately $561,000, $907,000 and $3,989,000, respectively.